Constellation Energy Generation, LLC

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Constellation Energy Generation, LLC, Registration Statement on Form S-4, Filed on April 20, 2026, File Nos. 333-295174

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Constellation Energy Generation, LLC hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to April 30, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Ballard Spahr LLP by calling Patrick Gillard at (215) 864-8536. Please direct any questions regarding the Registration Statement or this request to Patrick Gillard.

Sincerely,

/s/ Brian J. Buck

Brian J. Buck, Esq.
Assistant General Counsel

cc:	Patrick R. Gillard, Esq.